UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

GLOBANT S.A.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

L44385 109

(CUSIP Number)

WPP plc

27 Farm Street

London, United Kingdom W1J 5RJ

Telephone: +44(0) 20 7408 2204

Attention: Andrea Harris, Esq.

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Curt Myers, Esq.

Davis & Gilbert LLP

1740 Broadway

New York, New York 10019

(212) 468-4800

June 25, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §§ 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

Page 1 of 34 Pages

CUSIP No. L44385 109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) WPP LUXEMBOURG GAMMA THREE S.À R.L.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION LUXEMBOURG

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (SEE ITEMS 2 AND 5)
	8	SHARED VOTING POWER 0 (SEE ITEMS 2 AND 5)
	9	SOLE DISPOSITIVE POWER 0 (SEE ITEMS 2 AND 5)
	10	SHARED DISPOSITIVE POWER 0 (SEE ITEMS 2 AND 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (SEE ITEMS 2 AND 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% (SEE ITEMS 2 AND 5)
14	TYPE OF REPORTING PERSON (See Instructions) OO

Page 2 of 34 Pages

CUSIP No. L44385 109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) WPP LUXEMBOURG GAMMA S.À R.L.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION LUXEMBOURG

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (SEE ITEMS 2 AND 5)
	8	SHARED VOTING POWER 0 (SEE ITEMS 2 AND 5)
	9	SOLE DISPOSITIVE POWER 0 (SEE ITEMS 2 AND 5)
	10	SHARED DISPOSITIVE POWER 0 (SEE ITEMS 2 AND 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (SEE ITEMS 2 AND 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% (SEE ITEM 5)
14	TYPE OF REPORTING PERSON (See Instructions) OO

Page 3 of 34 Pages

CUSIP No. L44385 109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) WPP LUXEMBOURG HOLDINGS SEVEN S.À R.L.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION LUXEMBOURG

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (SEE ITEMS 2 AND 5)
	8	SHARED VOTING POWER 0 (SEE ITEMS 2 AND 5)
	9	SOLE DISPOSITIVE POWER 0 (SEE ITEMS 2 AND 5)
	10	SHARED DISPOSITIVE POWER 0 (SEE ITEMS 2 AND 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (SEE ITEMS 2 AND 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% (SEE ITEM 5)
14	TYPE OF REPORTING PERSON (See Instructions) OO

Page 4 of 34 Pages

CUSIP No. L44385 109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) WPP LUXEMBOURG BETA TWO S.À R.L.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION LUXEMBOURG

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (SEE ITEMS 2 AND 5)
	8	SHARED VOTING POWER 0 (SEE ITEMS 2 AND 5)
	9	SOLE DISPOSITIVE POWER 0 (SEE ITEMS 2 AND 5)
	10	SHARED DISPOSITIVE POWER 0 (SEE ITEMS 2 AND 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (SEE ITEMS 2 AND 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% (SEE ITEM 5)
14	TYPE OF REPORTING PERSON (See Instructions) OO

Page 5 of 34 Pages

CUSIP No. L44385 109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) WPP LUXEMBOURG BETA THREE S.À R.L.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION LUXEMBOURG

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (SEE ITEMS 2 AND 5)
	8	SHARED VOTING POWER 0 (SEE ITEMS 2 AND 5)
	9	SOLE DISPOSITIVE POWER 0 (SEE ITEMS 2 AND 5)
	10	SHARED DISPOSITIVE POWER 0 (SEE ITEMS 2 AND 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (SEE ITEMS 2 AND 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% (SEE ITEM 5)
14	TYPE OF REPORTING PERSON (See Instructions) OO

Page 6 of 34 Pages

CUSIP No. L44385 109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) WPP LUXEMBOURG S.À R.L.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION LUXEMBOURG

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (SEE ITEMS 2 AND 5)
	8	SHARED VOTING POWER 0 (SEE ITEMS 2 AND 5)
	9	SOLE DISPOSITIVE POWER 0 (SEE ITEMS 2 AND 5)
	10	SHARED DISPOSITIVE POWER 0 (SEE ITEMS 2 AND 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (SEE ITEMS 2 AND 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% (SEE ITEM 5)
14	TYPE OF REPORTING PERSON (See Instructions) OO

Page 7 of 34 Pages

CUSIP No. L44385 109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) WPP LUXEMBOURG US HOLDINGS S.À R.L.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION LUXEMBOURG

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (SEE ITEMS 2 AND 5)
	8	SHARED VOTING POWER 0 (SEE ITEMS 2 AND 5)
	9	SOLE DISPOSITIVE POWER 0 (SEE ITEMS 2 AND 5)
	10	SHARED DISPOSITIVE POWER 0 (SEE ITEMS 2 AND 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (SEE ITEMS 2 AND 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% (SEE ITEM 5)
14	TYPE OF REPORTING PERSON (See Instructions) OO

Page 8 of 34 Pages

CUSIP No. L44385 109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) WPP LUXEMBOURG HOLDINGS TWO S.À R.L.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION LUXEMBOURG

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (SEE ITEMS 2 AND 5)
	8	SHARED VOTING POWER 0 (SEE ITEMS 2 AND 5)
	9	SOLE DISPOSITIVE POWER 0 (SEE ITEMS 2 AND 5)
	10	SHARED DISPOSITIVE POWER 0 (SEE ITEMS 2 AND 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (SEE ITEMS 2 AND 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% (SEE ITEM 5)
14	TYPE OF REPORTING PERSON (See Instructions) OO

Page 9 of 34 Pages

CUSIP No. L44385 109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) WPP LUXEMBOURG HOLDINGS SIX S.À R.L.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION LUXEMBOURG

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (SEE ITEMS 2 AND 5)
	8	SHARED VOTING POWER 0 (SEE ITEMS 2 AND 5)
	9	SOLE DISPOSITIVE POWER 0 (SEE ITEMS 2 AND 5)
	10	SHARED DISPOSITIVE POWER 0 (SEE ITEMS 2 AND 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (SEE ITEMS 2 AND 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% (SEE ITEM 5)
14	TYPE OF REPORTING PERSON (See Instructions) OO

Page 10 of 34 Pages

CUSIP No. L44385 109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) WPP LUXEMBOURG HOLDINGS S.À R.L.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION LUXEMBOURG

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (SEE ITEMS 2 AND 5)
	8	SHARED VOTING POWER 0 (SEE ITEMS 2 AND 5)
	9	SOLE DISPOSITIVE POWER 0 (SEE ITEMS 2 AND 5)
	10	SHARED DISPOSITIVE POWER 0 (SEE ITEMS 2 AND 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (SEE ITEMS 2 AND 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% (SEE ITEM 5)
14	TYPE OF REPORTING PERSON (See Instructions) OO

Page 11 of 34 Pages

CUSIP No. L44385 109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) LEXINGTON INTERNATIONAL BV
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION NETHERLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (SEE ITEMS 2 AND 5)
	8	SHARED VOTING POWER 0 (SEE ITEMS 2 AND 5)
	9	SOLE DISPOSITIVE POWER 0 (SEE ITEMS 2 AND 5)
	10	SHARED DISPOSITIVE POWER 0 (SEE ITEMS 2 AND 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (SEE ITEMS 2 AND 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% (SEE ITEM 5)
14	TYPE OF REPORTING PERSON (See Instructions) OO

Page 12 of 34 Pages

CUSIP No. L44385 109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) WPP JUBILEE LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION GREAT BRITAIN

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (SEE ITEMS 2 AND 5)
	8	SHARED VOTING POWER 0 (SEE ITEMS 2 AND 5)
	9	SOLE DISPOSITIVE POWER 0 (SEE ITEMS 2 AND 5)
	10	SHARED DISPOSITIVE POWER 0 (SEE ITEMS 2 AND 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (SEE ITEMS 2 AND 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% (SEE ITEM 5)
14	TYPE OF REPORTING PERSON (See Instructions) Co

Page 13 of 34 Pages

CUSIP No. L44385 109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) WPP PLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION JERSEY

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (SEE ITEMS 2 AND 5)
	8	SHARED VOTING POWER 0 (SEE ITEMS 2 AND 5)
	9	SOLE DISPOSITIVE POWER 0 (SEE ITEMS 2 AND 5)
	10	SHARED DISPOSITIVE POWER 0 (SEE ITEMS 2 AND 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (SEE ITEMS 2 AND 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% (SEE ITEM 5)
14	TYPE OF REPORTING PERSON (See Instructions) Co

Page 14 of 34 Pages

CUSIP No. L44385 109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) PAUL W.G. RICHARDSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION GREAT BRITAIN

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (SEE ITEMS 2 AND 5)
	8	SHARED VOTING POWER 0 (SEE ITEMS 2 AND 5)
	9	SOLE DISPOSITIVE POWER 0 (SEE ITEMS 2 AND 5)
	10	SHARED DISPOSITIVE POWER 0 (SEE ITEMS 2 AND 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (SEE ITEMS 2 AND 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% (SEE ITEM 5)
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 15 of 34 Pages

This Amendment No. 1 relates to the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission (the “Commission”) on July 28, 2014 (the “Schedule 13D”), relating to the common shares (the “Common Shares”) of Globant S.A., a corporation (société anonyme) formed under the laws of Luxembourg (the “Company”). Unless set forth below, all Items are unchanged from the Schedule 13D. Capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Item 2.	Identity and Background.

Paragraphs (a)-(c) and (f) of Item 2 of the Schedule 13D are hereby deleted and replaced with the following:

(a)-(c)	This Schedule 13D is being filed by WPP Luxembourg Gamma Three S.à r.l. (“Lux Gamma Three”), WPP Luxembourg Gamma S.à r.l., WPP Luxembourg Holdings Seven S.à r.l., WPP Luxembourg Beta Two S.à r.l., WPP Luxembourg Beta Three S.à r.l.,WPP Luxembourg S.à r.l., WPP Luxembourg US Holdings S.à r.l., WPP Luxembourg Holdings Two S.à r.l., WPP Luxembourg Holdings Six S.à r.l. and WPP Luxembourg Holdings S.à r.l., all of which are private limited liability companies (société responsabilité limitée) organized under the laws of Luxembourg and are referred to collectively herein as the “Luxembourg Companies”, as well as Lexington International BV, a private limited liability company (Besloten Vennootschap met Beperkte Aansprakelijkheid) organized under the laws of the Netherlands (“Lexington International”), WPP Jubilee Limited, a company limited by shares formed under the laws of England and Wales (“Jubilee”), WPP plc, a corporation formed under the laws of Jersey, and Paul W.G. Richardson (“Richardson”). WPP plc is the ultimate parent company and indirectly holds 100% of the outstanding stock of Lux Gamma Three, each of the other Luxembourg Companies, Lexington International and Jubilee, and Richardson is the Group Chief Financial Officer of WPP plc. The Luxembourg Companies, Lexington International, Jubilee, WPP plc and Richardson are sometimes referred to herein collectively as the “Reporting Persons” and individually as a “Reporting Person.”

WPP plc and its subsidiaries (the “WPP Group”) comprise one of the largest communications services businesses in the world. The WPP Group provides communications services on a national, multinational and global basis. It operates from

Page 16 of 34 Pages

over 3,000 offices in 112 countries including associates. The WPP Group organizes its businesses into four business segments: Advertising and Media Investment Management; Data Investment Management; Public Relations & Public Affairs; and Brand Consulting, Health & Wellness and Specialist Communications (including direct, digital and interactive marketing).

The address of the principal office of each of the Luxembourg Companies is 124 Boulevard de la Petrusse, Luxembourg, L-2330. The address of the principal office of Lexington International is Laan op Zuid 167, Rotterdam, 3072 DB, Netherlands. The address of the principal office of each of Jubilee, WPP plc and Richardson is 27 Farm Street, London, United Kingdom W1J 5RJ.

(f)	The name, citizenship, business address, principal business occupation or employment of each of the directors and executive officers of each of the Luxembourg Companies, Lexington International, Jubilee and WPP plc are set forth on Annex A hereto.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a), (b)	As of the date hereof, the Reporting Persons do not beneficially own, and do not have sole power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, any Common Shares.

(c)	As described in further detail in Item 6 below, on June 25, 2018, Lux Gamma Three sold 6,687,548 Common Shares in an underwritten public offering (the “Offering”), pursuant to the underwriting agreement, dated June 20, 2018 (the “2018 Underwriting Agreement”), by and among the Company, Lux Gamma Three and Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC (together, the “Underwriters”). Pursuant to the Underwriting Agreement, Lux Gamma Three sold such 6,687,548 Common Shares to the Underwriters at a price per share of U.S. $50.44.

Page 17 of 34 Pages

(d)	Not applicable.

(e)	As of June 25, 2018, the Reporting Persons ceased to be the beneficial owners of more than 5% of the outstanding Common Shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The first sentence of Item 6 of the Schedule 13D is hereby deleted and replaced with the following:

David J. Moore, a director of the Company, is the Chairman of Xaxis and President of WPP Digital, which are owned by WPP plc.

Item 6 of the Schedule 13D is hereby further amended and supplemented by adding the following paragraphs immediately prior to the final paragraph thereof:

2018 Underwriting Agreement

On June 20, 2018, Lux Gamma Three entered into the 2018 Underwriting Agreement with the Company and the Underwriters, pursuant to which Lux Gamma Three agreed to sell 5,815,259 Common Shares to the Underwriters at a price per share of U.S. $50.44 (the “Underwritten Shares”). In addition, Lux Gamma Three granted the Underwriters the option to purchase an additional 872,289 Common Shares (the “Option Shares”) from Lux Gamma Three at a price per share of U.S. $50.44 less an amount per Common Share equal to any dividends or distributions declared by the Company and payable on the Underwritten Shares but not payable on the Option Shares. The Underwriters exercised their option to purchase all of the Option Shares and, on June 25, 2018, acquired all of the Underwritten Shares and the Option Shares.

The 2018 Underwriting Agreement is filed as an exhibit to this Schedule 13D in Item 7.

Page 18 of 34 Pages

2018 Lock-Up Agreement

In connection with the Offering and pursuant to the Underwriting Agreement, on June 20, 2018, Lux Gamma Three entered into a lock-up agreement with the Underwriters pursuant to which, with limited exceptions, without the prior written consent of the Underwriters, Lux Gamma Three may not, during the period ending 60 days after the date of the final prospectus relating to the Offering, (1) offer, pledge, sell, announce the intention to sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any Common Shares or other share capital of the Company or any securities convertible into or exercisable or exchangeable for Common Shares or other share capital of the Company (including without limitation, Common Shares or other share capital of the Company or such other securities which may be deemed to be beneficially owned by Lux Gamma Three in accordance with the rules and regulations of the Commission and securities which may be issued upon exercise of a share option or warrant), or publicly disclose the intention to make any offer, sale, pledge or disposition, (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Common Shares or other share capital of the Company or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Common Shares or other share capital of the Company or such other securities, in cash or otherwise or (3) make any demand for or exercise any right with respect to the registration of any Common Shares or other share capital of the Company or any security convertible into or exercisable or exchangeable for Common Shares or other share capital of the Company without the prior written consent of the Underwriters.

The 2018 Lock-Up Agreement is filed as an exhibit to this Schedule 13D in Item 7.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and restated as follows:

1.	Joint Filing Agreement among the Reporting Persons, dated as of July 28, 2014 (incorporated by reference to Exhibit 1 to the Schedule 13D).

Page 19 of 34 Pages

2.	Form of Stock Purchase and Subscription Agreement, dated as of December 27, 2012 (incorporated by reference to Exhibit 2.1 to Amendment No. 3 to the Company’s registration statement on Form F-1, File No. 333-1980841, filed on May 28, 2014).

3.	Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.1 to Amendment No. 7 to the Company’s registration statement on Form F-1, File No. 333-1980841, filed on July 16, 2014).

4.	Form of Underwriting Agreement, dated as of June 20, 2018 (incorporated by reference to Exhibit 1.1 to the Company’s registration statement on Form F-3, File No. 333-225731, filed on June 20, 2018).

5.	Form of 2018 Lock-Up Agreement, dated as of June 20, 2018 (incorporated by reference to Exhibit A to Exhibit 1.1 to the Company’s registration statement on Form F-3, File No. 333-225731, filed on June 20, 2018).

Page 20 of 34 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    June 26, 2018

WPP LUXEMBOURG GAMMA THREE S.À R.L.

By:	/s/ Anne Ehrismann
Name:	Anne Ehrismann
Title:	Manager

By:	/s/ Thierry Lenders
Name:	Thierry Lenders
Title:	Manager

WPP LUXEMBOURG GAMMA S.À R.L.

By:	/s/ Anne Ehrismann
Name:	Anne Ehrismann
Title:	Manager

By:	/s/ Thierry Lenders
Name:	Thierry Lenders
Title:	Manager

Page 21 of 34 Pages

WPP LUXEMBOURG HOLDINGS SEVEN S.À R.L.

By:	/s/ Anne Ehrismann
Name:	Anne Ehrismann
Title:	Manager

By:	/s/ Thierry Lenders
Name:	Thierry Lenders
Title:	Manager

WPP LUXEMBOURG BETA TWO S.À R.L.

By:	/s/ Anne Ehrismann
Name:	Anne Ehrismann
Title:	Manager

By:	/s/ Thierry Lenders
Name:	Thierry Lenders
Title:	Manager

Page 22 of 34 Pages

WPP LUXEMBOURG BETA THREE S.À R.L.

By:	/s/ Anne Ehrismann
Name:	Anne Ehrismann
Title:	Manager

By:	/s/ Thierry Lenders
Name:	Thierry Lenders
Title:	Manager

WPP LUXEMBOURG S.À R.L.

By:	/s/ Anne Ehrismann
Name:	Anne Ehrismann
Title:	Manager

By:	/s/ A. van Heulen-Mulder
Name:	A. van Heulen-Mulder
Title:	Manager

Page 23 of 34 Pages

WPP LUXEMBOURG US HOLDINGS S.À R.L.

By:	/s/ Anne Ehrismann
Name:	Anne Ehrismann
Title:	Manager

By:	/s/ Thierry Lenders
Name:	Thierry Lenders
Title:	Manager

WPP LUXEMBOURG HOLDINGS TWO S.À R.L.

By:	/s/ Anne Ehrismann
Name:	Anne Ehrismann
Title:	Manager

By:	/s/ Thierry Lenders
Name:	Thierry Lenders
Title:	Manager

Page 24 of 34 Pages

WPP LUXEMBOURG HOLDINGS SIX S.À R.L.

By:	/s/ Anne Ehrismann
Name:	Anne Ehrismann
Title:	Manager

By:	/s/ Thierry Lenders
Name:	Thierry Lenders
Title:	Manager

WPP LUXEMBOURG HOLDINGS S.À R.L.

By:	/s/ Anne Ehrismann
Name:	Anne Ehrismann
Title:	Manager

By:	/s/ Thierry Lenders
Name:	Thierry Lenders
Title:	Manager

Page 25 of 34 Pages

LEXINGTON INTERNATIONAL BV

By:	/s/ A. van Heulen-Mulder
Name:	A. van Heulen-Mulder
Title:	Managing Director

WPP JUBILEE LIMITED

By:	/s/ Charles van der Welle
Name:	Charles van der Welle
Title:	Director

WPP PLC

By:	/s/ Paul W.G. Richardson
Name:	Paul W.G. Richardson
Title:	Group Chief Finance Officer

/s/ Paul W.G. Richardson
Paul W.G. Richardson

Page 26 of 34 Pages

Annex A

Executive Officers and Directors

WPP Luxembourg Gamma Three S.à r.l.

Name and Citizenship	Position	Principal Occupation or Employment	Business Address

Ehrismann, Anne French	Director	Manager	124 Boulevard de la Petrusse, Luxembourg, L-2330

Feider, Marc Luxembourg	Director	Lawyer (Allen & Overy Luxembourg)	33 avenue J.F. Kennedy, L-1855 Luxembourg

Gerrard, Peter Luxembourg	Director	Managing Director	124 Boulevard de la Petrusse, Luxembourg, L-2330

Lenders, Thierry Belgium	Director	European Treasury Manager	Rue Jules Cockx 8-10, Brussels, 1160, Belgium

Popering, Emile Netherlands	Director	Finance Director	Boulevard de l’Imperatrice, 13, Brussels, 1000, Belgium

Stenke, Lennart Luxembourg	Director	Company Director	124 Boulevard de la Petrusse, Luxembourg, L-2330

van Heulen-Mulder, Astrid Netherlands	Director	CFO	Laan op Zuid 167, Rotterdam, 3072 DB, Netherlands

WPP Luxembourg Gamma S.à r.l.

Name and Citizenship	Position	Principal Occupation or Employment	Business Address

Ehrismann, Anne French	Director	Manager	124 Boulevard de la Petrusse, Luxembourg, L-2330

Feider, Marc Luxembourg	Director	Lawyer (Allen & Overy Luxembourg)	33 avenue J.F. Kennedy, L-1855 Luxembourg

Gerrard, Peter Luxembourg	Director	Managing Director	124 Boulevard de la Petrusse, Luxembourg, L-2330

Page 27 of 34 Pages

Lenders, Thierry Belgium	Director	European Treasury Manager	Rue Jules Cockx 8-10, Brussels, 1160, Belgium

Popering, Emile Netherlands	Director	Finance Director	Boulevard de l’Imperatrice, 13, Brussels, 1000, Belgium

Stenke, Lennart Luxembourg	Director	Company Director	124 Boulevard de la Petrusse, Luxembourg, L-2330

van Heulen-Mulder, Astrid Netherlands	Director	CFO	Laan op Zuid 167, Rotterdam, 3072 DB, Netherlands

WPP Luxembourg Holdings Seven S.à r.l.

Name and Citizenship	Position	Principal Occupation or Employment	Business Address

Ehrismann, Anne French	Director	Manager	124 Boulevard de la Petrusse, Luxembourg, L-2330

Feider, Marc Luxembourg	Director	Lawyer (Allen & Overy Luxembourg)	33 avenue J.F. Kennedy, L-1855 Luxembourg

Gerrard, Peter Luxembourg	Director	Managing Director	124 Boulevard de la Petrusse, Luxembourg, L-2330

Lenders, Thierry Belgium	Director	European Treasury Manager	Rue Jules Cockx 8-10, Brussels, 1160, Belgium

Popering, Emile Netherlands	Director	Finance Director	Boulevard de l’Imperatrice, 13, Brussels, 1000, Belgium

Stenke, Lennart Luxembourg	Director	Company Director	124 Boulevard de la Petrusse, Luxembourg, L-2330

van Heulen-Mulder, Astrid Netherlands	Director	CFO	Laan op Zuid 167, Rotterdam, 3072 DB, Netherlands

WPP Luxembourg Beta Two S.à r.l.

Name and Citizenship	Position	Principal Occupation or Employment	Business Address

Ehrismann, Anne French	Director	Manager	124 Boulevard de la Petrusse, Luxembourg, L-2330

Feider, Marc Luxembourg	Director	Lawyer (Allen & Overy Luxembourg)	33 avenue J.F. Kennedy, L-1855 Luxembourg

Page 28 of 34 Pages

Gerrard, Peter Luxembourg	Director	Managing Director	124 Boulevard de la Petrusse, Luxembourg, L-2330

Lenders, Thierry Belgium	Director	European Treasury Manager	Rue Jules Cockx 8-10, Brussels, 1160, Belgium

Popering, Emile Netherlands	Director	Finance Director	Boulevard de l’Imperatrice, 13, Brussels, 1000, Belgium

Stenke, Lennart Luxembourg	Director	Company Director	124 Boulevard de la Petrusse, Luxembourg, L-2330

van Heulen-Mulder, Astrid Netherlands	Director	CFO	Laan op Zuid 167, Rotterdam, 3072 DB, Netherlands

WPP Luxembourg Beta Three S.à r.l.

Name and Citizenship	Position	Principal Occupation or Employment	Business Address

Ehrismann, Anne French	Director	Manager	124 Boulevard de la Petrusse, Luxembourg, L-2330

Feider, Marc Luxembourg	Director	Lawyer (Allen & Overy Luxembourg)	33 avenue J.F. Kennedy, L-1855 Luxembourg

Gerrard, Peter Luxembourg	Director	Managing Director	124 Boulevard de la Petrusse, Luxembourg, L-2330

Lenders, Thierry Belgium	Director	European Treasury Manager	Rue Jules Cockx 8-10, Brussels, 1160, Belgium

Popering, Emile Netherlands	Director	Finance Director	Boulevard de l’Imperatrice, 13, Brussels, 1000, Belgium

Stenke, Lennart Luxembourg	Director	Company Director	124 Boulevard de la Petrusse, Luxembourg, L-2330

van Heulen-Mulder, Astrid Netherlands	Director	CFO	Laan op Zuid 167, Rotterdam, 3072 DB, Netherlands

WPP Luxembourg S.à r.l.

Name and Citizenship	Position	Principal Occupation or Employment	Business Address

Ehrismann, Anne French	Director	Manager	124 Boulevard de la Petrusse, Luxembourg, L-2330

Page 29 of 34 Pages

Feider, Marc Luxembourg	Director	Lawyer (Allen & Overy Luxembourg)	33 avenue J.F. Kennedy, L-1855 Luxembourg

Gerrard, Peter Luxembourg	Director	Managing Director	124 Boulevard de la Petrusse, Luxembourg, L-2330

Stenke, Lennart Luxembourg	Director	Company Director	124 Boulevard de la Petrusse, Luxembourg, L-2330

van Heulen-Mulder, Astrid Netherlands	Director	CFO	Laan op Zuid 167, Rotterdam, 3072 DB, Netherlands

WPP Luxembourg US Holdings S.à r.l.

Name and Citizenship	Position	Principal Occupation or Employment	Business Address

Ehrismann, Anne French	Director	Manager	124 Boulevard de la Petrusse, Luxembourg, L-2330

Feider, Marc Luxembourg	Director	Lawyer (Allen & Overy Luxembourg)	33 avenue J.F. Kennedy, L-1855 Luxembourg

Gerrard, Peter Luxembourg	Director	Managing Director	124 Boulevard de la Petrusse, Luxembourg, L-2330

Lenders, Thierry Belgium	Director	European Treasury Manager	Rue Jules Cockx 8-10, Brussels, 1160, Belgium

Popering, Emile Netherlands	Director	Finance Director	Boulevard de l’Imperatrice, 13, Brussels, 1000, Belgium

Stenke, Lennart Luxembourg	Director	Company Director	124 Boulevard de la Petrusse, Luxembourg, L-2330

van Heulen-Mulder, Astrid Netherlands	Director	CFO	Laan op Zuid 167, Rotterdam, 3072 DB, Netherlands

WPP Luxembourg Holdings Two S.à r.l.

Name and Citizenship	Position	Principal Occupation or Employment	Business Address

Ehrismann, Anne French	Director	Manager	124 Boulevard de la Petrusse, Luxembourg, L-2330

Page 30 of 34 Pages

Feider, Marc Luxembourg	Director	Lawyer (Allen & Overy Luxembourg)	33 avenue J.F. Kennedy, L-1855 Luxembourg

Gerrard, Peter Luxembourg	Director	Managing Director	124 Boulevard de la Petrusse, Luxembourg, L-2330

Lenders, Thierry Belgium	Director	European Treasury Manager	Rue Jules Cockx 8-10, Brussels, 1160, Belgium

Popering, Emile Netherlands	Director	Finance Director	Boulevard de l’Imperatrice, 13, Brussels, 1000, Belgium

Stenke, Lennart Luxembourg	Director	Company Director	124 Boulevard de la Petrusse, Luxembourg, L-2330

van Heulen-Mulder, Astrid Netherlands	Director	CFO	Laan op Zuid 167, Rotterdam, 3072 DB, Netherlands

WPP Luxembourg Holdings Six S.à r.l.

Name and Citizenship	Position	Principal Occupation or Employment	Business Address

Ehrismann, Anne French	Director	Manager	124 Boulevard de la Petrusse, Luxembourg, L-2330

Feider, Marc Luxembourg	Director	Lawyer (Allen & Overy Luxembourg)	33 avenue J.F. Kennedy, L-1855 Luxembourg

Gerrard, Peter Luxembourg	Director	Managing Director	124 Boulevard de la Petrusse, Luxembourg, L-2330

Lenders, Thierry Belgium	Director	European Treasury Manager	Rue Jules Cockx 8-10, Brussels, 1160, Belgium

Popering, Emile Netherlands	Director	Finance Director	Boulevard de l’Imperatrice, 13, Brussels, 1000, Belgium

Stenke, Lennart Luxembourg	Director	Company Director	124 Boulevard de la Petrusse, Luxembourg, L-2330

van Heulen-Mulder, Astrid Netherlands	Director	CFO	Laan op Zuid 167, Rotterdam, 3072 DB, Netherlands

Page 31 of 34 Pages

WPP Luxembourg Holdings S.à r.l.

Name and Citizenship	Position	Principal Occupation or Employment	Business Address

Ehrisman, Anne French	Director	Manager	124 Boulevard de la Petrusse, Luxembourg, L-2330

Feider, Marc Luxembourg	Director	Lawyer (Allen & Overy Luxembourg)	33 avenue J.F. Kennedy, L-1855 Luxembourg

Gerrard, Peter Luxembourg	Director	Managing Director	124 Boulevard de la Petrusse, Luxembourg, L-2330

Lenders, Thierry Belgium	Director	European Treasury Manager	Rue Jules Cockx 8-10, Brussels, 1160, Belgium

Popering, Emile Netherlands	Director	Finance Director	Boulevard de l’Imperatrice, 13, Brussels, 1000, Belgium

Stenke, Lennart Luxembourg	Director	Company Director	124 Boulevard de la Petrusse, Luxembourg, L-2330

van Heulen-Mulder, Astrid Netherlands	Director	CFO	Laan op Zuid 167, Rotterdam, 3072 DB, Netherlands

Lexington International B.V.

Name and Citizenship	Position	Principal Occupation or Employment	Business Address

Richardson, Paul Great Britain	Managing Director	Group Finance Director	27 Farm Street, London, W1J 5RJ, United Kingdom

Roobol, Willem Netherlands	Managing Director	Finance Director	Leidseplein 29, Amsterdam, 1017 PS, Netherlands

van der Avort, Marcel Netherlands	Managing Director	CFO	Karperstraat 8, Amsterdam, 1001, Netherlands

van Heulen-Mulder, Astrid Netherlands	Managing Director	CFO	Laan op Zuid 167, Rotterdam, 3072 DB, Netherlands

Page 32 of 34 Pages

WPP Jubilee Limited

Name and Citizenship	Position	Principal Occupation or Employment	Business Address

Scott, Andrew Great Britain	Director	Corporate Development Director	27 Farm Street, London, W1J 5RJ, United Kingdom

Stephen Winters Great Britain	Director	Deputy Group Finance Director	27 Farm Street, London, W1J 5RJ, United Kingdom

van der Welle, Charles Great Britain	Director	Group Treasurer	27 Farm Street, London, W1J 5RJ, United Kingdom

WPP plc

Name and Citizenship	Position	Principal Occupation or Employment	Business Address

Roberto Quarta United States and Italy	Director and Chairman	Chairman	27 Farm Street, London W1J 5RJ, United Kingdom

Paul W.G. Richardson United Kingdom and United States	Group Finance Director and Director	Group Finance Director	27 Farm Street, London W1J 5RJ, United Kingdom

Jacques Aigrain France and Switzerland	Non-Executive Director	Senior Advisor (Warburg Pincus LLP), Non-Executive Director (London Stock Exchange Group plc), Supervisory Board Member (LyondellBasell NV and Swiss International Airlines AG)	Almack House, 28 King Street, St. James’s, SW1Y 6QW, London, United Kingdom

Tarek Farahat Egypt and Brazil	Non-Executive Director	Global Adviser (JBS Worldwide), Director (Pilgrims Pride Corp.)	27 Farm Street, London W1J 5RJ, United Kingdom

Sir John Hood New Zealand	Non-Executive Director	President & CEO (Robertson Foundation), Chairman (Study Group Limited, BMT Group), Chair (Rhodes Trust), Director (Aurora Energy Research, Blackstone, Fletcher Trust, the Mandela Rhodes Foundation and the Said Business School Foundation, African Leadership Academy.	27 Farm Street, London W1J 5RJ, United Kingdom

Page 33 of 34 Pages

Ruigang Li People’s Republic of China	Non-Executive Director	Founding Chairman and CEO (CMC Capital Partners and CMC Holdings)	Unit 3607B-08, The Centre, 989 Changle Road, Xinhui District, Shanghai, 200031, China

Daniela Riccardi Italy	Non-Executive Director	CEO (Baccarat Company), Director (Kering SA and Comite Colbert)	11 place des Etats-Unis - 75116 Paris, France

Nicole Seligman United States	Non-Executive Director	Director (Viacom Inc.)	27 Farm Street, London W1J 5RJ, United Kingdom

Hugo Shong United States	Non-Executive Director	President (IDG Asia/China), Global Chairman (IDG Capital), Director (Mei Ah Entertainment Group Ltd.)	27 Farm Street, London W1J 5RJ, United Kingdom

Sally Susman United States	Non-Executive Director	Executive Vice President, Corporate Affairs (Pfizer Inc.)	235 East 42nd Street, New York, NY 10017, United States

Solomon Trujillo United States	Non-Executive Director	Director (Western Union Company, ProAmerica) and Chairman (Soufun Holdings)	27 Farm Street, London W1J 5RJ, United Kingdom

Mark Read United Kingdom	Joint Chief Operating Officer	Joint Chief Operating Officer	27 Farm Street, London W1J 5RJ, United Kingdom

Andrew Scott United Kingdom	Joint Chief Operating Officer	Joint Chief Operating Officer	27 Farm Street, London W1J 5RJ, United Kingdom

Page 34 of 34 Pages